Energy Vault Holdings, Inc.

4360 Park Terrace Drive

Suite 100

Westlake Village, California 91361

July 19, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:        Energy Vault Holdings, Inc.

Registration Statement on Form S-3

File No. 333-273089

To the addressees set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Energy Vault Holdings, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on July 20, 2023, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Patrick H. Shannon, Esq. of Latham & Watkins LLP at (202) 637-1028, or in his absence, Samuel D. Rettew, Esq. of Latham & Watkins LLP at (737) 910-7342. Thank you for your assistance and cooperation in this matter.

Very truly yours,

Energy Vault Holdings, Inc.

By:	/s/ Jan Kees van Gaalen
Jan Kees van Gaalen
Chief Financial Officer

cc:          Patrick H. Shannon, Latham & Watkins LLP

Samuel D. Rettew, Latham & Watkins LLP